

Mail Stop 6010

July 14, 2008

Steven R. Roth
Senior Vice President and Chief Financial Officer
Rudolph Technologies, Inc.
One Rudolph Road
PO Box 1000
Flanders, New Jersey 07836

   RE: Rudolph Technologies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     File No. 000-27965

Dear Mr. Roth:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Branch Chief